UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 13, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have the meanings set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Itaguaí I ("Project") is an operational solar asset originally built and commissioned in August 2022. It was previously owned by Victory Hill Holdings Brasil S.A. ("Seller"). Energea Portfolio 2 LP ("Energea") is acquiring the rights to the Project.

The Project is a 1.0 MW AC / 1.367 MW DC ground-mounted tracker solar installation located at Rodovia Prefeito Abeilard Goulart de Souza (RJ-099), Itaguaí, Rio de Janeiro, Brazil. It is installed on the premises owned by Mitra Diocesana de Itaguaí and connected to the distribution system of Light Serviços de Eletricidade S.A. ("LIGHT" or "Utility").

The Company will invest a total of $787,862.24 USD with a projected IRR of 16.36% ($USD).

Key Information

General Information

Project Owner	Energea Portfolio 2 LP
Project Location	Itaguaí, Rio de Janeiro, Brazil
Technology	Ground-mounted PV (tracker)
System Size	1.0 MW AC / 1.367 MW DC
Modeled Annual Production	2,308 MWh
Coordinates	-22.850528° lat / -43.729889° lon
Project Status	Operational
Land Status	Rented
Commercial Operation Date ("COD")	August 18, 2022
Useful Equipment Life	25 years

Stakeholders

SPE	Energea Itaguaí I LTDA
Offtaker	Casas Pedro (Nova Geração Comestíveis S.A.)
EPC Contractor	Original Contractor - Alexandria Indústria de Geradores S.A. Final Contractor - RUN & Leme Comercial Ltda. ("RUN")
O&M Contractor	Energea Brasil Operações LTDA
Landowner	Mitra Diocesana de Itaguaí
Asset Manager	Energea Portfolio 2 LP

Uses of Capital and Project Economics

Use of Capital	$USD	BRL
Project Acquisition Costs	$736,955.74 USD	R$ 3,770,517.33
Additional Costs	$12,818.78 USD	R$ 65,677.94
Project Soft Costs	$1,668.87 USD	R$ 8,473.33
Developer Fee	$36,418.86 USD	R$ 188,525.87
Total Project Financing	$787,862.24 USD	R$ 4,033,194.48
Owner IRR	16.36%	19.19%

Technical Summary

Site

The Project is a ground-mounted solar facility located along Rodovia Prefeito Abeilard Goulart de Souza (RJ-099), Piranema, Municipality of Itaguaí, State of Rio de Janeiro. The underlying property is identified as Rural Lot No. 704, Property Registration No. 14.285, with a surveyed area of approximately 99,214 m² (9.92 hectares / 24.5 acres). Site control is provided through a Property Lease Agreement with Mitra Diocesana de Itaguaí, the underlying landowner, originally executed on June 5, 2019. The lease has an initial 15-year term through June 2034, together with a lessee-controlled option to extend the lease for an additional 15 years, subject to at least 12 months' prior written notice. The lease expressly permits development and operation of a photovoltaic generating facility and provides the lessee with the rights necessary to construct and operate associated roads, fencing and other improvements. A 2020 amendment expressly authorized partial or complete subleasing of the property for distributed-generation purposes, and in May 2021 the underlying lease was directly assigned to the Itaguaí I Project SPE with Mitra's consent, transferring the lease rights and obligations directly to the project company.

Itaguaí is a municipality in the State of Rio de Janeiro with an economy characterized by a significant services and industrial base. The municipality benefits from its strategic coastal and transportation location, and current IBGE data reports GDP per capita of approximately R$ 97,431.00 in 2023. The project is located outside the central urban area along the RJ-099 corridor, while still having access to the municipal services available in Itaguaí. Emergency response infrastructure includes Delegacia Policial 50ª DP in central Itaguaí and local Military Police operations, as well as DBM 1/10 - Itaguaí - Corpo de Bombeiros, the local unit of the Rio de Janeiro State Fire Department. Medical emergency services are available through the municipality's emergency network, which includes UPA Itaguaí, Hospital Municipal São Francisco Xavier and SAMU emergency medical services.

Design

The initial engineering and design work for the Project was completed by Alexandria Indústria de Geradores S.A., which was contracted by Energea to perform the project's preliminary and executive electrical, mechanical and civil engineering, including system layout, PVsyst modeling, interconnection and substation design, tracker structural design, foundation studies and detailed construction documentation. Alexandria's detailed design contemplated an approximately 1.367 MWp DC / 1.0 MW AC ground-mounted solar facility, utilizing LONGi bifacial monocrystalline modules, SMA Sunny Highpower 150-20 inverters, and a 1,000 kVA oil-filled transformer connecting the facility to LIGHT's medium-voltage distribution system. The modules are installed on Arctech Solar SkyLine independent-row, single-axis trackers, which provide a ±60° tracking range and utilize independently controlled rows with astronomical, tilt-sensor and AI-based tracking algorithms. The overall design incorporates the associated protection, metering, grounding and medium-voltage equipment required for operation and interconnection with LIGHT.

Major System Components in the July 2023 O&M Agreement

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	LONGi LR5-72HBD 530Wp	2,574 (July 2023 O&M contract)	A BloombergNEF Tier 1 global solar module manufacturer founded in 2000 in Xi'an, China.
Inverters	SMA Sunny Highpower 150-20	7
A leading German inverter manufacturer with more than 40 years of solar industry experience and was recognized by S&P Global Energy as a Tier 1 PV Inverter Supplier in 2026, supporting its strong bankability and global market position.

Tracker	Arctech - SkyLine (independent-row, single-axis tracker)	33 units
A leading global solar tracker and racking manufacturer founded in 2009, with more than 100 GW of systems supplied across 40+ countries and a No. 2 global tracker supplier ranking from major industry research firms.

CCTV	Intelbras	1 Speed dome and 1 Bullet	Intelbras is a Brazilian technology company founded in 1976 that specializes in the manufacturing of security and network solutions.

Energy Projection

The initial PVsyst energy projection for the first year of operation was 2,399.1 MWh. The current financial model uses an annual P50 generation baseline of 2,308 MWh and annual modeled degradation of 0.5%. The July 2023 O&M agreement lists equipment warranty periods of 25 years for modules, 10 years for inverters and 20 years for trackers, counted from issuance of the final acceptance certificate.

Interconnection

The Project is interconnected to the distribution system of Light Serviços de Eletricidade S.A. in Itaguaí, Rio de Janeiro. The interconnection process was initiated through the establishment of the consumer unit for Nova Geração Comestíveis Ltda., the Project's original customer/offtaker, at the project site on RJ-99. In August 2020, Nova Geração and LIGHT executed both a Distribution System Use Contract (CUSD) and Regulated Energy Purchase Contract (CCER) for Installation No. 430216849. The CUSD established 1,000 kW of contracted demand and governed the consumer unit's use of LIGHT's medium-voltage distribution system, while the CCER established the regulated electricity-supply relationship for the site.

LIGHT subsequently issued the Project's Parecer de Acesso (Access Opinion) on February 8, 2021, establishing the technical requirements for connecting the distributed-generation facility and approving a maximum nominal export of 1,000 kW. The approval identified the Project as being connected at medium voltage through LIGHT's LSA Zelitus feeder from the Brisamar substation. The Access Opinion required completion and approval of the incoming substation and protection systems, execution of the applicable utility agreements, inspection and commissioning by LIGHT, and replacement of the utility meter prior to authorization to inject surplus generation into the distribution system. The equipment configuration described in the original Access Opinion differs from the Project's later design and operating documentation due to the design evolving during construction.

LIGHT's Operating Agreement No. 21/2022, dated July 5, 2022, governs the permanent parallel operation of the generating facility with LIGHT's distribution system. Section 7.1 states installed DC capacity of 1,364.2 kWp and lists 2,574 modules rated at 535 W, together with seven 150 kW inverters and 1,050 kW of installed AC capacity. The stated module rating and quantity do not reconcile with the stated DC capacity. The later July 2023 O&M agreement lists 530 W modules, whose aggregate rated power is approximately 1,364.2 kWp. The utility agreement establishes responsibilities for operation, maintenance, outages, protection systems, communications and coordination with LIGHT, with an initial one-year term and automatic renewal for successive one-year periods unless terminated by either party.

Energea also engaged specialized consultants during the interconnection process. Sinergia Consultoria e Serviços Técnicos Ltda. provided engineering and utility support for the Project, including medium-voltage and shared-substation engineering, preparation and submission of technical documentation to LIGHT, support obtaining the Access Opinion, protection and substation approvals, and assistance through energization. Later, Sollarys Eco Energy Ltda. was retained to provide additional coordination with LIGHT, including document review, direct follow-up with LIGHT's internal departments, responses to utility inquiries, meetings and ongoing support through completion of the utility's work and connection of the plant.

Permitting

The Project complied with all applicable municipal, environmental and engineering requirements necessary for the construction, interconnection and operation of distributed generation solar facilities in the State of Rio de Janeiro.

HSEC Related Permits

Permit	Description	Status
Tree Removal Permit	An environmental authorization required when a project involves the removal or clearing of native vegetation.	Complete
Operating License	Municipal environmental authority declaration confirming that the Projects are exempt from environmental licensing requirements.	Complete
Fire Department Approval Certificate	Municipal Fire Department declaration confirming that the Projects are exempt from fire safety permitting requirements.	In Progress

Operations & Maintenance ("O&M")

Energea Brasil Operações Ltda. is the O&M service provider for the Project. Its solar O&M team is based in Rio de Janeiro and comprises experienced electricians equipped with tools for field service. The field teams are supported by office staff responsible for monitoring, performance verification and asset management support. The O&M contract includes monitoring, reporting, module cleaning, landscaping, preventive maintenance, emergency and corrective maintenance, and technical calculations.

Energea maintains a strategic reserve of critical spare parts for each solar asset based on size, component profile and proximity to O&M service providers. This proactive inventory management approach is designed to minimize system downtime and ensure faster restoration of production capacity by allowing same-day replacement of failed components during corrective maintenance visits.

Health, Safety, Environmental and Community ("HSEC")

Site Overview: The Plant is located in Itaguaí, a municipality in the Rio de Janeiro Metropolitan Region with approximately 117,000 inhabitants. From a security perspective, organized crime and militia activity represent a relevant local risk. However, from an environmental and community perspective, the overall assessment is positive, with no material concerns identified and no community complaints reported.

Environmental Licensing: Operating License No. LO 279-SMMAP was issued on November 30, 2022 and expires on November 30, 2028, subject to compliance with its conditions. The seedling compensation obligation under administrative process No. 100000004/2021 has been discharged: 400 native seedlings were delivered on September 2, 2026 and a further 55 on September 16, 2026. The municipal environmental compensation release dated September 18, 2026 was digitally signed by the municipal representative on September 23 and by Energea's representative on September 28. A separate Environmental Compensation and Mitigation Agreement (TMC) obligation has a reported outstanding balance of R$ 21,690.81.

Environmental Assessment: An environmental assessment was conducted by a technically qualified environmental consultant, covering documentary and spatial aspects of Itaguaí I, II and III. The review confirmed that no apparent interference was identified with nearby Conservation Units, Indigenous Lands, Quilombola communities, Caves, or Archaeological Heritage Areas.

The spatial review also noted that, although the project appears to maintain adequate separation from nearby watercourses, a topographic verification was recommended to confirm compliance with the applicable Permanent Preservation Area (APP) buffer in river sections wider than 10 meters.

Security and Organized Crime: Official records from the Rio de Janeiro State Public Prosecutor's Office (MPRJ/GAECO) confirm the historical presence of organized militia activity in Itaguaí, including extortion, illegal security fees and other violent crimes. Investigations under Operation Freedom resulted in the conviction of 37 members of a militia operating in the municipality. This risk is also relevant to the Project, as a July 2024 incident report documented alleged militia-related threats involving local service/security providers and Energea personnel, following which additional security measures were adopted.

Site Related Incidents: In 2024, three relevant incidents were recorded in connection with the Itaguaí operations: (i) an O&M employee was assaulted during an off-site robbery while traveling to the plant in March; (ii) a wildfire affected the Itaguaí facilities in June, causing material damage but no injuries; and (iii) in July, a security incident involving alleged local militia activity and threats to O&M personnel was reported, leading to the temporary removal of employees from the site. Energea subsequently implemented and recommended additional security and preventive measures to mitigate recurrence and protect field personnel.

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax, labor and civil obligations, and help mitigate legal-related risks in accordance with applicable laws and regulations.

Energea Service Providers Due Diligence

Category	Documents
Corporate	Company registration documents; Insurance Policies; Operating License and applicable permits
Financial	Income Tax Return; Balance Sheet; Cash Flow Statement; Tax Status Report
Experience & Qualifications	Service Provider Portfolio (location, capacity and stage); Technical responsibility and experience certificates; Commercial references; Technical/Regulatory Compliance Certificates, if applicable
Personnel	Field employee registration records; Occupational Health Certificates
Certificates	Municipal, State and Federal Tax Clearance Certificates; Social Security/FGTS Compliance Certificate; Labor Debt Clearance Certificate
Safety	PPE issuance records; Occupational Health Program; Risk Management Program; Safety Training Certificates

Employees

The Project and Owner place health and safety at the core of their operations, implementing a range of measures to mitigate the risk of accidents or incidents during the execution of works. The actions outlined in the table below are specifically designed to protect our O&M employees while performing their duties on-site.

Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets and the environment.
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
Mandatory use of PPE
Risk of electric shock
Fire extinguisher
Speed Limit
Construction zone
No smoking
Emergency evacuation meeting point
Courses and Training	O&M safety trainings in compliance with Brazilian standards:
NR 10 - Electrical safety
NR 10 + SEP - High-voltage systems
NR 6 - Use of PPE
NR 12 - Machinery operation safety
NR 18 - Construction site safety
NR 23 - Fire Protection

Insurance

The Project is insured under a comprehensive insurance framework consistent with Energea's portfolio-wide risk management standards, including engineering (machinery breakdown and business interruption) insurance, business interruption and general liability insurance. The same policy covers all Projects in the portfolio and includes standard risk extensions such as professional fees, debris removal, expediting expenses, theft, and power surge events. Deductibles apply on a per-claim, per-site basis. The policy term is annual and renewable, providing ongoing protection during operations.

Engineering / Machinery Breakdown Insurance
The Project benefits from an annual engineering insurance policy that provides coverage for physical damage to solar and related energy infrastructure, including mechanical and electrical components.

Business Interruption
The policy also includes coverage for loss of profits/business interruption arising from insured damage, subject to a defined indemnity period.

General Liability Insurance
The Project is further covered by an annual general liability policy providing protection against third-party claims arising from the development, ownership, and operation of the Project. Coverage includes public liability, employers' liability, and associated legal defense costs, subject to defined limits of indemnity and deductibles. The policy includes standard extensions such as cross-liability, contractors' liability, sudden and accidental pollution, and liability arising from subcontracted activities or joint ventures. The policy is written on a claims-made basis and applies on a primary basis, with territorial limits aligned to the Company's operating footprint.

Together, these policies provide a robust insurance structure addressing both asset-level operational risks and third-party liability exposure, consistent with market standards for distributed solar and energy infrastructure projects and aligned with Energea's portfolio-level risk mitigation approach.

Financial Summary

The nominal after-tax IRR of Itaguaí I's sponsor equity investors is projected to be 16.36% and the model reports a USD payback of 6 years, 3 months and 5 days. The income statement, cash flow statement and balance sheet for calendar years 2026-2035 (shown annually) are presented in Exhibit 1. These projections are based on the August 28, 2026 IC Memo version of the Project financial model.

Capital Expenses ("CAPEX")

CAPEX assumptions are shown in the table below.

Capital Expenditures Assumptions

	US Dollars (USD)	$/Wdc (USD)
Acquisition Costs	$736,955.74	$0.5391

Additional Costs	$12,818.78	$0.0094

Project Soft Costs	$1,668.87	$0.0012

Developer Fee	$36,418.86	$0.0266

Total CAPEX (All-in)	$787,862.24	$0.5763

Offtaker

Casas Pedro, legally operated by Nova Geração Comestíveis S.A., is a privately held Brazilian specialty food retailer headquartered in Rio de Janeiro. The company traces its history to the 1920s, when founder Pedro Mussalem immigrated from Lebanon to Rio de Janeiro and established a small food shop in the city's SAARA commercial district. Casas Pedro considers 1932 its formal founding year, when the business began specializing in dried fruits and traditional Middle Eastern foods. The company remained relatively concentrated for several decades before beginning a significant expansion under later generations of the Mussalem family. Felipe Mussalem, the founder's grandson, joined the business in 1998, and the company subsequently established centralized corporate functions and a distribution center as its store network expanded.

Casas Pedro sells spices, grains, nuts, dried fruits, teas, imported foods, natural products and private-label products. Its website reports more than 2,000 products sourced from 25 countries, more than 60 stores across Rio de Janeiro, and more than 1,500 employees. These figures describe the company's operating footprint; a credit assessment also requires current financial and payment-performance information.

Revenue

The Project generates revenue through equipment rental and variable O&M agreements with Nova Geração Comestíveis Ltda. (now publicly identified as Nova Geração Comestíveis S.A., trading as Casas Pedro). The equipment rental agreement sets an initial base rent of R$ 60,000.00 per month, adjusted annually by IPCA. The associated O&M agreement calculates monthly remuneration as compensated energy multiplied by an initial agreed tariff of R$ 570.00/MWh, less the equipment rent and the plant's contracted-demand charge (TUSD). The O&M remuneration is also adjusted annually by IPCA. The agreements seek to provide at least 5% savings relative to the Utility tariff. If that savings level cannot be maintained and the parties cannot agree on revised remuneration within 30 days, either party may terminate without a penalty. Unresolved tax or regulatory changes affecting remuneration also permit termination after 30 days. Both agreements have an initial 15-year operating term, subject to their contractual termination provisions.

Operating Expenses ("OPEX")

The model assumes the operating expenses shown in the table below. The model applies annual IPCA-based escalation, with inflation assumed at 5% per year.

Operating Expenses Assumptions

Description	Cost and Payment Frequency
Operations & Maintenance	R$ 21,335.30 / month
Security	R$ 11,000.00 / month
Module Cleaning	R$ 7,000.00 / year
Land Rental	R$ 6,123.33 / month
Insurance	R$ 30,000.00 / year
Utilities	R$ 1,000.00 / month
Banking Fees	R$ 200.00 / month
Credit Management Software	4% of gross revenue
Entity Expenses	R$ 300.00 / month
Monitoring Software	R$ 593.44 / month

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue		R$ 11,885,592.11
Total Service Revenue		R$ 5,276,919.36
Total Gross Revenue		R$ 17,162,511.47

Modeled Presumed Profit Taxable Income (35.2%)		R$ 6,041,204.04

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	7.00%	% of Gross Revenue	R$ 1,201,375.80	7.00%
ISS	5.00%	% of Service Revenue	R$ 263,845.97	1.54%
ICMS	32.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	15% + 10% above threshold	Taxable income; monthly additional-tax threshold R$ 20,000	R$ 1,288,142.56	7.51%
CSLL	9.00%	% of Taxable Income	R$ 543,708.36	3.17%
Total Taxes			R$ 3,297,072.70	19.21%
*Displayed values are derived from the Project financial model, in BRL, and cover calendar years 2026-2035

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the Manager. This section specifically comments on the review of the following contracts:

  SPE Social Contract
  Purchase Agreement
  Property Lease Agreement
  Offtaker Agreement
  Operations and Maintenance Agreement

SPE Social Contract

Corporate Name	Energea Itaguaí I Ltda.
Incorporation Date	June 24, 2019
CNPJ	34.005.522/0001-06
Address	Est. RJ 99, 704, Piranema, Itaguaí, Rio de Janeiro
Company Type	Brazilian Limited Liability Company
Quotaholder	Energea Portfolio 2 LP
Management	Mike Silvestrini Isabella Vieira Mendonça

Purchase Agreement

Contract	Quota Purchase Agreement
Date	September 1st, 2026
Parties	Victory Hill Holdings Brasil S.A. as Seller Energea Portfolio 2 LP as Purchaser
Object	Acquisition of all the rights, title and interest of Seller in and to the quotas of Energea Itaguaí I Ltda., free and clear of any and all liens and encumbrances
Purchase Price	R$ 3,472,844.91

Property Lease Agreement

Contract	Property Lease Agreement
Lessor	Mitra Diocesana de Itaguaí
Lessee	Energea Itaguaí I Ltda.
Lease Execution Date	June 5, 2019
Site	Estrada/Rodovia RJ-099, No. 704, Piranema, Itaguaí, Rio de Janeiro
Total Parcel Area	10.63 hectares
Lease Term	15 years
Property Registration	No. 14.285 - 2nd Court of Justice / Registry of Itaguaí
Master Lease Annual Base Rent	R$ 156,000.00 / year for the master lease
Rent Escalation	Annually by IPCA; IGPM applies if IPCA ceases and no statutory replacement exists
Decommissioning
Lessee is required to remove the solar generating facility and return the property to its prior condition. Lessor may elect to retain the improvements/facility subject to the compensation provisions of the agreement.

Assignment	Lessee may assign or transfer some or all of its interest in the lease with the Lessor's prior consent. Lessor cannot assign the lease or any interest in it without Energea's prior written consent.

Offtaker Agreements

Contract	Equipment & Land Rental Agreement
Lessor	Energea Itaguaí I Ltda.
Lessee	Nova Geração Comestíveis Ltda.
Agreement Date	August 19, 2020
Object
Lease of the Itaguaí I photovoltaic generating facility and associated property to Nova Geração Comestíveis Ltda. for the generation and allocation of distributed-generation energy credits to its participating consumer units.

Term	15 years
Extension	May be extended through a mutually executed amendment signed at least 30 days prior to expiration.
Initial Rental Payment	R$ 60,000.00/month
Payment Terms	Monthly invoices paid within 15 business days
Rent Escalation	Adjusted yearly by IPCA
Termination
Agreement is intended to be long-term and generally irrevocable except for specified termination/default events. The September 30, 2020 First Amendment revised and clarified certain termination provisions.

Governing Law	Disputes above R$ 100,000 may be submitted to FIESP arbitration in Rio de Janeiro; disputes of R$ 100,000 or less are subject to the Central Forum of Rio de Janeiro.
Contract	Operation & Maintenance Agreement
Parties	Energea Itaguaí I Ltda. as Contractor Nova Geração Comestíveis Ltda. as Contracting Party
Date	August 19, 2020
Object	Provision of Operation and Maintenance Services for the Itaguaí I Project.
Term	15 years
Extension	May be extended through a mutually executed amendment signed at least 30 days prior to expiration.
Price
Monthly revenue is calculated as the compensated energy volume multiplied by the initial contractual tariff of R$ 570/MWh, with annual IPCA-based adjustment, less two pass-through deductions: (i) the lease payment owed by the off-taker for use of the generating facility, and (ii) the plant's contracted demand charge under the local distribution utility's TUSD tariff.

Minimum Generation and Minimum Consumption
Contractor shall maintain a minimum annual generation of 70% of 175 MWh per month, and the Contracting Party shall likewise maintain a minimum consumption of 85% (eighty-five percent) of 175 MWh per month ("minimum consumption").

Operations and Maintenance Services Contract

Contract	Agreement for the provision of Operation and Maintenance Services
Parties	Energea Itaguaí I Ltda. as Owner Energea Brasil Operações Ltda. as Contractor
Date	July 3rd, 2023
Object
Provision of all activities and obligations related to the operation and maintenance of the project, including monitoring, preventative maintenance, module cleaning, security, landscaping, corrective maintenance, management of spare parts, enforcement of warranties and guarantees and reporting.

Term	10 years
Price	R$ 17,271.98
Payment Terms	Monthly, on the 1st day of the month during which the services are to be performed.
Price Adjustment	Yearly, in accordance with IPCA.

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
	Purchase and Sale Agreement	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documentation	Confirmed
	Property Lease Agreement	Confirmed
	Blocking Mining Rights	Confirmed
	Site Polygonal	Confirmed
Design and Application	Energy Resource Study	Confirmed
Interconnection	Parecer de Acesso	Confirmed
	CUSD	Confirmed
	CCER	Confirmed
Permit	Fire Department Approval Certificate (CAS)	Certificate on file
	Tree Removal Permit	Confirmed
	Environmental License	Confirmed
	Installation License (LI)	Confirmed
	Operational License (LO)	Confirmed
Offtaker	Revenue Agreement	Confirmed
O&M	O&M Agreement	Confirmed
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Itaguaí I Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: October 13, 2026

Exhibit 1 - Forecasted Financial Statements

	ENERGEA ITAGUAÍ LTDA
	CONSOLIDATED BALANCE SHEETS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Assets
Current assets:
Cash and cash equivalents	R$ 64,701	R$ 67,268	R$ 69,939	R$ 72,716	R$ 75,605	R$ 78,609	R$ 81,733	R$ 84,982	R$ 88,360	R$ 91,872
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	64,701	67,268	69,939	72,716	75,605	78,609	81,733	84,982	88,360	91,872
Property and equipment	3,669,844	3,967,517	3,967,517	3,967,517	3,967,517	3,967,517	3,967,517	3,967,517	3,967,517	3,967,517
Depreciation	(62,280)	(213,696)	(372,057)	(530,419)	(688,781)	(847,143)	(1,005,504)	(1,163,866)	(1,322,228)	(1,480,590)
Tax credits	33,806	33,806	33,806	33,806	33,806	33,806	33,806	33,806	33,806	33,806
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R$ 3,706,071	R$ 3,854,894	R$ 3,699,203	R$ 3,543,619	R$ 3,388,146	R$ 3,232,788	R$ 3,077,551	R$ 2,922,438	R$ 2,767,454	R$ 2,612,605

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	3,735,522	4,033,194	4,033,194	4,033,194	4,033,194	4,033,194	4,033,194	4,033,194	4,033,194	4,033,194
Retained earnings	(29,452)	(178,300)	(333,991)	(489,576)	(645,049)	(800,406)	(955,644)	(1,110,757)	(1,265,741)	(1,420,590)
Total stockholders' equity	3,706,071	3,854,894	3,699,203	3,543,619	3,388,146	3,232,788	3,077,551	2,922,438	2,767,454	2,612,605
Total liabilities and stockholders' equity	R$ 3,706,071	R$ 3,854,894	R$ 3,699,203	R$ 3,543,619	R$ 3,388,146	R$ 3,232,788	R$ 3,077,551	R$ 2,922,438	R$ 2,767,454	R$ 2,612,605

	ENERGEA ITAGUAÍ LTDA
	CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Gross revenue	R$ 387,563	R$ 1,557,985	R$ 1,626,873	R$ 1,698,803	R$ 1,773,907	R$ 1,852,327	R$ 1,934,208	R$ 2,019,702	R$ 2,108,969	R$ 2,202,175
Taxes on revenue:
PIS / COFINS	27,129	109,059	113,881	118,916	124,174	129,663	135,395	141,379	147,628	154,152
ISS	6,414	25,180	25,988	26,817	27,666	28,535	29,425	30,336	31,267	32,218
Total taxes on revenue	33,544	134,239	139,869	145,733	151,839	158,198	164,820	171,715	178,895	186,370
Net revenue	354,019	1,423,746	1,487,004	1,553,070	1,622,068	1,694,129	1,769,388	1,847,987	1,930,075	2,015,805
Costs and expenses:
Operations and maintenance	106,677	260,291	273,305	286,971	301,319	316,385	332,204	348,814	366,255	384,568
Security	65,988	134,200	140,910	147,956	155,353	163,121	171,277	179,841	188,833	198,275
Module cleaning	7,000	7,350	7,718	8,103	8,509	8,934	9,381	9,850	10,342	10,859
Land or roof rental	24,493	74,705	78,440	82,362	86,480	90,804	95,344	100,111	105,117	110,373
Insurance	41,443	31,500	33,075	34,729	36,465	38,288	40,203	42,213	44,324	46,540
Utilities	4,707	12,200	12,810	13,451	14,123	14,829	15,571	16,349	17,167	18,025
Credit management	15,503	62,319	65,075	67,952	70,956	74,093	77,368	80,788	84,359	88,087
Misc fees	363	0	0	0	0	0	0	0	0	0
Banking fees	914	2,440	2,562	2,690	2,825	2,966	3,114	3,270	3,433	3,605
Interest penalty	278	0	0	0	0	0	0	0	0	0
Legal expenses	1,930	0	0	0	0	0	0	0	0	0
Operational management fees	10,777	0	0	0	0	0	0	0	0	0
Entity expenses	1,200	3,660	3,843	4,035	4,237	4,449	4,671	4,905	5,150	5,407
Monitoring software	2,967	7,240	7,602	7,982	8,381	8,800	9,240	9,702	10,187	10,697
Total costs and expenses	284,238	595,905	625,340	656,230	688,648	722,669	758,373	795,843	835,167	876,436
Income from operations	69,781	827,842	861,665	896,840	933,420	971,459	1,011,014	1,052,144	1,094,908	1,139,370
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(62,280)	(151,416)	(158,362)	(158,362)	(158,362)	(158,362)	(158,362)	(158,362)	(158,362)	(158,362)
Income before provision for income taxes	7,501	676,426	703,303	738,478	775,058	813,097	852,653	893,782	936,546	981,008
Provision for income taxes	40,225	162,460	170,704	179,313	188,301	197,686	207,486	217,718	228,401	239,556
Net income	R$ (32,724)	R$ 513,966	R$ 532,599	R$ 559,165	R$ 586,757	R$ 615,411	R$ 645,167	R$ 676,064	R$ 708,145	R$ 741,451

	ENERGEA ITAGUAÍ LTDA
	CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Cash flows from operating activities
Net income	R$ (32,724)	R$ 513,966	R$ 532,599	R$ 559,165	R$ 586,757	R$ 615,411	R$ 645,167	R$ 676,064	R$ 708,145	R$ 741,451
Adjustments in net income:
Depreciation and amortization	62,280	151,416	158,362	158,362	158,362	158,362	158,362	158,362	158,362	158,362
Other	111,806	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	(34,478)	0	0	0	0	0	0	0	0	0
Other liabilities	672	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	107,556	665,382	690,960	717,527	745,119	773,773	803,528	834,426	866,506	899,813
Cash flows from investing activities
Purchases of property and equipment, net	(3,669,844)	(297,672)	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(3,669,844)	(297,672)	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	3,735,522	297,672	0	0	0	0	0	0	0	0
Distributions paid to investors	(108,534)	(662,815)	(688,290)	(714,750)	(742,230)	(770,769)	(800,404)	(831,177)	(863,128)	(896,301)
Net cash used in financing activities	3,626,988	(365,142)	(688,290)	(714,750)	(742,230)	(770,769)	(800,404)	(831,177)	(863,128)	(896,301)

Net increase (decrease) in cash	64,701	2,568	2,671	2,777	2,889	3,004	3,124	3,249	3,378	3,512
Cash at beginning of the period	0	64,701	67,268	69,939	72,716	75,605	78,609	81,733	84,982	88,360
Cash at end of the period	R$ 64,701	R$ 67,268	R$ 69,939	R$ 72,716	R$ 75,605	R$ 78,609	R$ 81,733	R$ 84,982	R$ 88,360	R$ 91,872